Exhibit 12.1
KILROY REALTY CORPORATION
Statement of Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Year Ended December 31,
	2011		2010		2009		2008		2007
Earnings:
Income from continuing operations	$5,059		$10,302		$28,032		$40,972		$39,496
Plus Fixed Charges:
Interest expense (including amortization of loan costs)	89,409		59,941		46,119		45,346		40,762
Capitalized interest and loan costs	9,130		10,015		9,683		18,132		19,516
Estimate of interest within rental expense	1,481		997		871		871		871
Distributions on Cumulative Redeemable Preferred units	5,588		5,588		5,588		5,588		5,588
Fixed Charges	105,608		76,541		62,261		69,937		66,737
Plus: Amortization of capitalized interest (1)	4,622		4,348		4,067		3,669		3,132
Less: Capitalized interest and loan costs	(9,130)		(10,015)		(9,683)		(18,132)		(19,516)
Less: Distributions on Cumulative Redeemable Preferred units	(5,588)		(5,588)		(5,588)		(5,588)		(5,588)
Earnings	100,571		75,588		79,089		90,858		84,261

Combined Fixed Charges and Preferred Dividends:
Fixed Charges (from above)	105,608		76,541		62,261		69,937		66,737
Preferred Dividends	9,608		9,608		9,608		9,608		9,608
Combined Fixed Charges and Preferred Dividends	$115,216		$86,149		$71,869		$79,545		$76,345
Consolidated ratio of earnings to fixed charges	0.95	x	0.99	x	1.27	x	1.30	x	1.26	x
Consolidated ratio of earnings to combined fixed charges and preferred dividends	0.87	x	0.88	x	1.10	x	1.14	x	1.10	x
Deficiency	$14,645		$10,561
________________________

(1)
Amount represents an estimate of capitalized interest that has been amortized each year based on our established depreciation policy and an analysis of total interest costs and loan costs capitalized since 1997.

We have computed the ratio of earnings to fixed charges by dividing earnings by fixed charges. Earnings consist of income from continuing operations before the effect of noncontrolling interest plus fixed charges and amortization of capital interest, reduced by capitalized interest and loan costs and distributions on cumulative redeemable preferred units. Fixed charges consist of interest costs, whether expensed or capitalized, amortization of loan costs, an estimate of the interest within rental expense, and distributions on cumulative redeemable preferred units.
We have computed the consolidated ratio of earnings to combined fixed charges and preferred dividends by dividing earnings by combined fixed charges and preferred dividends. Earnings consist of income from continuing operations before the effect of noncontrolling interest plus fixed charges and amortization of capitalized interest, reduced by capitalized interest and loan costs and distributions on Series A cumulative redeemable preferred units. Fixed charges consist of interest costs, whether expensed or capitalized, amortization of loan costs, an estimate of the interest within rental expense, and distributions on Series A cumulative redeemable preferred units.